July 18, 2018

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inpixon USA

Registration Statement on Form

10 Filed June 15, 2018

File No. 000-55924

Ladies and Gentlemen:

On behalf of Inpixon USA (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission Division of Corporate Finance (the “Staff”) contained in your letter dated July 11, 2018 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form 10, filed on June 15, 2018 (the “Form 10”). Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter. Each response of the Company is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type. Any references to the “Amendment” below refer to the Amendment No. 1 to the Form 10 (the “Amendment”) filed with the Securities & Exchange Commission (the “SEC”) concurrently with this letter.

Registration Statement on Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies

Revenue Recognition, page 35

1.	We note you disclose that for sales of maintenance services and warranties, the customer obtains control at a point in time when the services to be provided by a third party vendor are purchased by the customer and your performance obligations are satisfied at that time. We also note you disclose that you typically sell maintenance contracts for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. Please tell us whether your maintenance services revenues are recognized over time or at a point in time and provide us with the analysis that supports the method of recognition being utilized. We refer you to ASC 606-10-25-27 through 30.

The Company resells storage and computing maintenance services and warranties that are provided by third parties. In this type of arrangement, the Company’s performance obligation is to work with customers to identify the computer maintenance and warranty services that best suit the customer’s needs and sell them those products and services, which are provided by third parties. ASC 606-10-25-27 states that revenue is recognized over time if any one of the following criteria are met:

a.	The customer simultaneously receives and consumes the benefits provided by the entity’s performance as the entity performs.

b.	The entity’s performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced.

c.	The entity’s performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

If none of the criteria described above are satisfied then revenue should be recognized at a point in time. In connection with the maintenance and warranty services, the customer is not simultaneously receiving and consuming a service provided by the Company because the Company is not involved in providing the maintenance or warranty services to the customer, which are provided by a third party. The vendor is fully responsible for providing all maintenance and warranty services and resolving any customer service issues as the Company is not a party to that contract. Additionally, the Company is not creating or enhancing an asset as the Company is merely reselling products and services that are provided by third parties. Accordingly, the Company determined the performance obligation to resell warranty and maintenance services is satisfied at a point in time.

The Company considered the following indicators from ASC 606-10-25-30 in determining the point in time that it has satisfied its performance obligation of reselling the storage and computing maintenance services and warranties:

a.	The entity has a present right to payment for the asset — If a customer presently is obliged to pay for an asset, then that may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset in exchange.

b.	The customer has legal title to the asset — Legal title may indicate which party to a contract has the ability to direct the use of, and obtain substantially all of the remaining benefits from, an asset or to restrict the access of other entities to those benefits. Therefore, the transfer of legal title of an asset may indicate that the customer has obtained control of the asset. If an entity retains legal title solely as protection against the customer’s failure to pay, those rights of the entity would not preclude the customer from obtaining control of an asset.

c.	The entity has transferred physical possession of the asset — The customer’s physical possession of an asset may indicate that the customer has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset or to restrict the access of other entities to those benefits. However, physical possession may not coincide with control of an asset. For example, in some repurchase agreements and in some consignment arrangements, a customer or consignee may have physical possession of an asset that the entity controls. Conversely, in some bill-and-hold arrangements, the entity may have physical possession of an asset that the customer controls. Paragraphs 606-10-55-66 through 55-78, 606-10-55-79 through 55-80, and 606-1055-81 through 55-84 provide guidance on accounting for repurchase agreements, consignment arrangements, and bill-and-hold arrangements, respectively.

d.	The customer has the significant risks and rewards of ownership of the asset — The transfer of the significant risks and rewards of ownership of an asset to the customer may indicate that the customer has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. However, when evaluating the risks and rewards of ownership of a promised asset, an entity shall exclude any risks that give rise to a separate performance obligation in addition to the performance obligation to transfer the asset. For example, an entity may have transferred control of an asset to a customer but not yet satisfied an additional performance obligation to provide maintenance services related to the transferred asset.

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e.	The customer has accepted the asset — The customer’s acceptance of an asset may indicate that it has obtained the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. To evaluate the effect of a contractual customer acceptance clause on when control of an asset is transferred, an entity shall consider the guidance in paragraphs 606-10-55-85 through 55-88.

When the customer has signed the agreement, the customer has accepted the storage and computing maintenance services that will be provided by a third-party vendor. At this point in time, the customer has the significant risks and rewards of the contractual relationship that it has with the third party vendor and the Company is not involved in providing any further services to the customer. Therefore, the Company determined that its performance obligation for reselling the storage and computing maintenance services and warranties is satisfied at the point in time that the customer signs the agreement and accepts the services that will be provided by a third-party vendor.

2.	We note that you disclose hardware and software product revenues are recognized on a gross basis both upon the adoption of ASC 606 beginning January 1, 2018 and as of December 31, 2017 prior to the adoption of ASC 606. However, the table showing the impact of the adoption on your condensed consolidated income statement reflects a change to product revenues and product cost of revenues. Please explain.

The Company classifies revenue from the resale of warranty and maintenance services as product sales because those services are provided by third parties and not the Company. As described above, under ASC 606, the Company determined that the performance obligations for reselling storage and computing maintenance services are satisfied at a point in time rather than over time as the Company is not involved in providing the maintenance services (see response to Question 1). As a result, all the revenue related to reselling storage and computing maintenance services that was deferred under ASC 605 would have been fully recognized under ASC 606 as of January 1, 2018. Accordingly, product revenues and product cost of revenues would have been higher under ASC 605 due to the portion of deferred revenue that would have been recognized as revenue for the quarter ending March 31, 2018. The change reflected in the table results from the Company’s classification of revenue from the resale of warranty and maintenance services as product sales.

3.	We note in your response to prior comment 7 that you clarified your disclosure to indicate that you elected to early adopt ASC 606. However, your disclosures only states that you adopted ASC 606 effective January 1, 2018 using the modified retrospective method which was applied to all contracts at the date of initial application. Please clarify your disclosure to state that you are early adopting ASC 606.

In response to the Staff’s comments, the Company has revised its disclosure accordingly.

Liquidity and Capital Resources as of March 31, 2018, page 45

4.	We note your response to prior comment 8 regarding your Revolving Credit Facility. According to your disclosure on page 47, it appears that the lender is not obligated to make a requested loan under the credit facility. Please add or revise an appropriate risk factor that addresses the importance of the Revolving Credit Facility to address your credit limitations with vendors and you may not be able to draw funds on the credit facility at the discretion of the lender.

In response to the Staff’s comment the Company has revised its disclosure to add a risk factor.

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Unaudited Pro Forma Combined Financial Statements, page 72

5.	We note your response to prior comment 15 that you believe the adjustment for the cash contribution of $2 million from the parent company is factually supportable because you have revised your disclosure to state that at least $2 million will be contributed. However, in Note 2 on pages F-8 and F-25, you continue to disclose that there is no guarantee the contribution will occur. There does not appear to be any information indicating that you have based this adjustment on documented evidence and that the contribution is not an expectation that may be too uncertain to warrant an adjustment in the pro forma. Please either tell us how you determined that this adjustment is factually supportable (i.e. the outcome is based up reliable documented evidence, is not a hypothetical or an expectation, and is not too uncertain) or revise your unaudited combined pro forma balance sheets to remove this adjustment.

In response to the Staff’s comment, the Company has revised its unaudited combined pro forma balance sheet to remove this adjustment. The Separation and Distribution Agreement to be executed by and between the Company and Inpixon (the “Separation Agreement”), is anticipated to include an obligation by Inpixon to contribute $2 million which will be reduced by certain operating and other expenses of the Company satisfied by Inpixon from June 30, 2018 through the distribution date. The Company expects that the Separation Agreement will be executed prior to the effective date of the registration statement at which point the adjustment will be based upon reliable documented evidence. However, since the Separation Agreement has not been executed and is therefore at this time an expectation and not an obligation, the Company has revised its unaudited combined pro forma balance sheet in the Amendment accordingly.

Index to Financial Statements, page F-1

6.	As you prepare your amended document, please be aware of the requirements set forth in Rule 8-08 of Regulation S-X regarding the age of the financial statements included in your filing. Please update your financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

The Company will update its financial statements as needed to ensure the requirements are met as of the anticipated date of automatic effectiveness of the registration statement.

If you have any questions regarding the responses set forth above, please contact Melanie Figueroa at 917-546-7707 or mxf@msk.com.

Sincerely,

/s/ Nadir Ali
Nadir Ali
Chief Executive Officer
Inpixon USA

cc: Melanie Figueroa, Mitchell Silberberg & Knupp LLP

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